Exhibit 99.1

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalinc.com.

Titan Medical Announces Closing of Previously Announced Public Offering

TORONTO, August 10, 2018 – Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (NASDAQ:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce the closing of its previously announced public offering (the “Offering”) pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”).

The Company completed the closing of the Offering on August 10, 2018 and issued 7,679,574 units (the “Units”) for gross proceeds of US $19,198,935. Each Unit was issued at a price of US $2.50 per Unit and is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of US $3.20 until expiry on August 10, 2023.

The Common Shares sold and issued in connection with the closing were listed and posted for trading on the Toronto Stock Exchange under the symbol TMD and on the NASDAQ Capital Market under the symbol “TMDI” at the opening on August 10, 2018.

The Units were qualified for sale by way of a prospectus dated August 7, 2018 (the “Prospectus”) filed by the Company in each of the provinces of Ontario, British Columbia and Alberta, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission under the U.S.-Canada Multijurisdictional Disclosure System. The Units were offered for sale in the United States through Northland Capital Markets, who was appointed by the Agent as a sub-agent. Northland Capital Markets is a division of Northland Securities, Inc., member FINRA/SIPC.

The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Prospectus, available at www.sedar.com and the Registration Statement, available at www.sec.gov.

Related Party Transaction

An aggregate of 5,000 Units were issued to an insider of the Company under the Offering for gross proceeds of US $12,500. The insider subscription constitutes a “related party transaction” pursuant to Multilateral Instrument 61‐101 – Protection of Minority Security Holders in Special Transactions (“MI 61‐101”).  In completing the insider subscription, the Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61‐101 set forth in sections 5.5(a) and 5.7(a) of MI 61‐101, as the aggregate value of the insider subscription does not exceed 25% of the market capitalization of the Company. The Company did not file a material change report more than 21 days before the expected closing of the Offering due to the limited time between the commitment by the insider to purchase the subject Units and the closing.

About Titan

Titan is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact Information

LHA Investor Relations

Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com